  EXHIBIT 5.2

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement to Form S-8, (File No. yet to be assigned) of our audit report dated September 15, 2025, with respect to the consolidated balance sheets of Karbon-X Corp. (the “Company”) as of May 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows and the related notes (collectively referred to as the financial statements) for each of the two years in the period ended May 31, 2025.

Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

Spokane, Washington

September 29, 2025